Exhibit 99.2

DCP Midstream, LLC

Unaudited Condensed Consolidated Balance Sheet

As of June 30, 2008

DCP MIDSTREAM, LLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

TABLE OF CONTENTS

Page
Unaudited Condensed Consolidated Balance Sheet	1
Notes to Unaudited Condensed Consolidated Balance Sheet	2

i

DCP MIDSTREAM, LLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

JUNE 30, 2008

(millions)

ASSETS
Current assets:
Cash and cash equivalents	$80
Short-term investments	1
Accounts receivable:
Customers, net of allowance for doubtful accounts of $4 million	1,562
Affiliates	396
Other	93
Inventories	148
Unrealized gains on derivative instruments	588
Other	220

Total current assets	3,088

Property, plant and equipment, net	4,556
Restricted investments	221
Investments in unconsolidated affiliates	203
Intangible assets, net	302
Goodwill	559
Unrealized gains on derivative instruments	218
Other non-current assets	42
Other non-current assets—affiliates	18

Total assets	$9,207

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$1,867
Affiliates	107
Other	54
Short-term borrowings	325
Unrealized losses on derivative instruments	725
Distributions payable to members	219
Accrued interest payable	55
Accrued taxes	52
Other	359

Total current liabilities	3,763

Long-term debt	2,961
Unrealized losses on derivative instruments	380
Other long-term liabilities	386
Non-controlling interests	144
Commitments and contingent liabilities
Members’ equity:
Members’ interest	1,582
Accumulated other comprehensive loss	(9)

Total members’ equity	1,573

Total liabilities and members’ equity	$9,207

See Notes to Unaudited Condensed Consolidated Balance Sheet.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2008

1. General and Summary of Significant Accounting Policies

Basis of Presentation — DCP Midstream, LLC, with its consolidated subsidiaries, us, we, our, or the Company, is a joint venture owned 50% by Spectra Energy Corp, or Spectra Energy, and 50% by ConocoPhillips. We operate in the midstream natural gas industry. Our primary operations consist of gathering, processing, compressing, transporting and storing of natural gas, and fractionating, transporting, gathering, treating, processing and storing of natural gas liquids, or NGLs, as well as marketing, from which we generate revenues primarily by trading and marketing natural gas and NGLs.

We formed DCP Midstream Partners, LP, a master limited partnership, or DCP Partners, of which our subsidiary, DCP Midstream GP, LP, acts as general partner. As of June 30, 2008 we owned a 28.8% limited partnership interest and a 1.3% general partnership interest in DCP Partners, as well as incentive distribution rights that entitle us to receive an increasing share of available cash as pre-defined distribution targets have been achieved. As the general partner of DCP Partners, we have responsibility for its operations. Since we exercise control over DCP Partners, we account for them as a consolidated subsidiary.

We are governed by a five member board of directors, consisting of two voting members from each parent and our Chief Executive Officer and President, a non-voting member. All decisions requiring board of directors’ approval are made by simple majority vote of the board, but must include at least one vote from both a Spectra Energy and ConocoPhillips board member. In the event the board cannot reach a majority decision, the decision is appealed to the Chief Executive Officers of both Spectra Energy and ConocoPhillips.

The condensed consolidated balance sheet reflects all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position for the interim period. Certain information and notes normally included in our annual balance sheet have been condensed in or omitted from the interim balance sheet. The condensed consolidated balance sheet should be read in conjunction with our consolidated balance sheet and notes thereto for the year ended December 31, 2007.

The condensed consolidated balance sheet includes the accounts of the Company and all majority-owned subsidiaries where we have the ability to exercise control, variable interest entities where we are the primary beneficiary, and undivided interests in jointly owned assets. We also consolidate DCP Partners, which we control as the general partner and where the limited partners do not have substantive kick-out or participating rights. Investments in greater than 20% owned affiliates that are not variable interest entities and where we do not have the ability to exercise control, and investments in less than 20% owned affiliates where we have the ability to exercise significant influence, are accounted for using the equity method. Intercompany balances and transactions have been eliminated.

Use of Estimates — Conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated balance sheet and notes. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could be different from these estimates.

Fair Value Measurements — We measure our derivative financial assets and liabilities related to our commodity trading activity and our interest rate swaps at fair value as of each balance sheet date. While we utilize as much information as is readily observable in the marketplace in determining fair value, to the extent that information is not available we may use a combination of indirectly observable facts or, in certain instances may develop our own expectation of the fair value. Calculating the fair value of an instrument is a highly subjective process and involves a significant level of judgment based on our interpretation of a variety of market conditions. The resulting fair value may be significantly different from one measurement date to the next. All realized and unrealized gains and losses, and settlements of commodity derivative instruments are recorded in earnings. All unrealized gains and losses resulting from changes in the fair value of our interest rate swaps are recorded in the condensed consolidated balance sheet within accumulated other comprehensive income or loss, or AOCI, or long-term debt.

Distributions — Under the terms of the Second Amended and Restated LLC Agreement dated July 5, 2005, as amended, or the LLC Agreement, we are required to make quarterly distributions to Spectra Energy and ConocoPhillips based on allocated taxable income. The LLC Agreement provides for taxable income to be allocated in accordance with Internal Revenue Code Section 704(c).

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

This Code Section accounts for the variation between the adjusted tax basis and the fair market value of assets contributed to the joint venture. The distribution is based on the highest taxable income allocated to either member with a minimum of each member’s tax, with the other member receiving a proportionate amount to maintain the ownership capital accounts at 50% for both Spectra Energy and ConocoPhillips. During the six months ended June 30, 2008, we paid distributions of $292 million based on estimated annual taxable income allocated to the members according to their respective ownership percentages at the date the distributions became due.

Our board of directors determines the amount of the periodic dividend to be paid to Spectra Energy and ConocoPhillips, by considering net income, cash flow or any other criteria deemed appropriate. The LLC Agreement restricts payment of dividends except with the approval of both members. During the six months ended June 30, 2008, we paid dividends of $820 million to the members, allocated in accordance with their respective ownership percentages.

DCP Partners considers the payment of a quarterly distribution to the holders of its common units and subordinated units, to the extent DCP Partners has sufficient cash from its operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner, a wholly-owned subsidiary of ours. There is no guarantee, however, that DCP Partners will pay the minimum quarterly distribution on the units in any quarter. DCP Partners will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its credit agreement. Our limited partner interest in DCP Partners primarily consists of subordinated units and common units. The subordinated units are entitled to receive the minimum quarterly distribution only after DCP Partners’ common unitholders have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. The subordination period will end, and the subordinated units will convert to common units, on a one for one basis, when certain distribution requirements, as defined in DCP Partners’ partnership agreement, have been met. The subordination period has an early termination provision that permitted 50% of the subordinated units, or 3,571,428 units, to convert to common units in February 2008 and permits the other 50% of the subordinated units to convert to common units on the second business day following the first quarter distribution in 2009, provided the tests for ending the subordination period contained in DCP Partners’ partnership agreement are satisfied. During the six months ended June 30, 2008, DCP Partners paid distributions of approximately $21 million to its public unitholders. In addition to our 28.8% limited partnership interests we hold a 1.3% general partnership interest, as well as incentive distribution rights, which entitle us to receive an increasing share of available cash as pre-defined distribution targets have been achieved.

Accounting for Sales of Units by a Subsidiary — We account for sales of units by a subsidiary by recording a gain or loss on the sale of common equity of a subsidiary equal to the amount of proceeds received in excess of the carrying value of the units sold. As a result, we have deferred approximately $270 million of gain on sale of common units in DCP Partners as of June 30, 2008, which is included in other long-term liabilities in the condensed consolidated balance sheet. This gain is comprised of approximately $42 million related to DCP Partners’ public offering in March 2008, $36 million related to DCP Partners’ private placement in August 2007, $43 million related to DCP Partners’ private placement in June 2007, and approximately $149 million related to DCP Partners’ initial public offering in December 2005. We will recognize this gain in earnings upon conversion of all of our subordinated units in DCP Partners to common units, which is expected to occur in the first quarter of 2009.

Recent Accounting Pronouncements — Statement of Financial Accounting Standards, or SFAS, No. 162 “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS 162 — In May 2008, the Financial Accounting Standards Board, or FASB, issued SFAS 162, which is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the Securities and Exchange Commission, or SEC’s, approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” We do not expect the adoption of SFAS 162 to have a significant impact on our consolidated financial position.

FASB Staff Position, or FSP, No. FAS 142-3 “Determination of the Useful Life of Intangible Assets,” or FSP 142-3 — In April 2008, the FASB issued FSP 142-3 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are in the process of assessing the impact of FSP 142-3 on our disclosures.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” or SFAS 161 — In March 2008, the FASB issued SFAS 161, which requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for us on January 1, 2009. We are in the process of assessing the impact of SFAS 161 on our disclosures.

SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51,” or SFAS 160 — In December 2007, the FASB issued SFAS 160, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for us on January 1, 2009. We are in the process of assessing the impact of SFAS 160 on our consolidated financial position.

SFAS No. 141(R) “Business Combinations (revised 2007),” or SFAS 141(R) — In December 2007, the FASB issued SFAS 141(R), which requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for us on January 1, 2009. As this standard will be applied prospectively upon adoption, we will account for all transactions with closing dates subsequent to the adoption date in accordance with the provisions of the standard.

SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115,” or SFAS 159 — In February 2007, the FASB issued SFAS 159, which allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS 159 became effective for us on January 1, 2008. We have not elected the fair value option relative to any of our financial assets and liabilities which are not otherwise required to be measured at fair value by other accounting standards. Therefore, there is no effect of adoption reflected in our consolidated financial position.

SFAS No. 157, “Fair Value Measurements,” or SFAS 157 — In September 2006, the FASB issued SFAS 157, which was effective for us on January 1, 2008. SFAS 157:

•	defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

•	establishes a framework for measuring fair value;

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•

nullifies the guidance in Emerging Issues Task Force, or EITF, 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Involved in Energy Trading and Risk Management Activities, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique; and

•	significantly expands the disclosure requirements around instruments measured at fair value.

Upon the adoption of this standard we incorporated the marketplace participant view as prescribed by SFAS 157. Such changes included, but were not limited to, changes in valuation policies to reflect an exit price methodology, the effect of considering our own non-performance risk on the valuation of liabilities, and the effect of any change in our credit rating or standing. As a result of adopting SFAS 157, we recorded a cumulative effect transition adjustment of approximately $2 million as an increase to earnings during the three months ended March 31, 2008. All changes in our valuation methodology have been incorporated into our fair value calculations as of June 30, 2008.

Pursuant to FASB Staff Position 157-2, the FASB issued a partial deferral, ending on December 31, 2008, of the implementation of SFAS 157 as it relates to all non-financial assets and liabilities where fair value is the required measurement attribute by other accounting standards. While we have adopted SFAS 157 for all financial assets and liabilities effective January 1, 2008, we have not assessed the impact that the adoption of SFAS 157 will have on our non-financial assets and liabilities.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

FSP of Financial Interpretation, or FIN 39-1, “Amendment of FASB Interpretation No. 39,” or FSP FIN 39-1 — In April 2008 the FASB issued FSP FIN 39-1, which permits, but does not require, a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against the fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement. FSP FIN39-1 became effective for us beginning on January 1, 2008; however, we have elected to continue our policy to not offset cash collateral against our derivative asset or liability positions, and will continue to reflect such amounts on a gross basis in our condensed consolidated balance sheet.

2. Acquisitions and Dispositions

Acquisitions

Acquisition of Various Gathering, Pipeline and Compression Assets — On August 29, 2007, we acquired the stock of Momentum Energy Group, Inc., or MEG, for approximately $635 million plus closing adjustments of approximately $11 million. The results of MEG’s operations have been included in the condensed consolidated financial statements since that date. As a result of the acquisition, we expanded our operations into the Fort Worth, Piceance and Powder River producing basins, thus diversifying our business into new areas. We funded our portion of this acquisition with a 364-day bridge loan for $450 million, which was paid off in September 2007 with proceeds from the issuance of the $450 million principal amount of 6.75% Senior Notes, as well as cash on hand. See further discussion of this transaction in the Contributions to DCP Partners section below.

Under the purchase method of accounting, the assets and liabilities of MEG were recorded at their respective fair values as of the date of the acquisition, and we recorded goodwill of approximately $138 million, including purchase price adjustments of $3 million during the first quarter of 2008. The goodwill amount recognized relates primarily to projected growth in the Fort Worth and Piceance producing basins due to significant natural gas reserves and high level of drilling activity.

The purchase price allocation is as follows (in millions):

Cash	$42
Receivables	23
Other assets	2
Property, plant and equipment	282
Intangible assets	254
Goodwill	138
Payables	(18)
Other liabilities	(34)
Current debt	(20)
Minority interest	(23)

Total allocation of purchase price	$646

In May 2007, DCP Partners acquired certain gathering and compression assets located in southern Oklahoma, as well as related commodity purchase contracts, from Anadarko Petroleum Corporation for approximately $181 million.

In the fourth quarter of 2005, we entered into an agreement to purchase certain pipeline and compressor station assets in Kansas, Oklahoma and Texas for approximately $50 million, which are regulated by the Federal Energy Regulatory Commission, or FERC. We did not receive regulatory approval from the FERC to purchase the assets as non-jurisdictional gathering. We have filed with the FERC and received a certificate to operate the assets as an interstate pipeline. This acquisition is expected to close in 2008.

Contributions to DCP Partners

MEG — Concurrent with our acquisition of the stock of MEG in August 2007, DCP Partners acquired certain subsidiaries of MEG from us for $166 million plus post-closing purchase price adjustments of approximately $9 million. These subsidiaries of MEG own assets in the Piceance Basin, including a 70% operated interest in the Collbran Valley Gas Gathering system joint venture in

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

western Colorado, and assets in the Powder River Basin, including the Douglas gas gathering system in Wyoming. DCP Partners financed this transaction with $120 million of borrowings under DCP Partners’ Credit Agreement, the issuance of common units through a private placement with certain institutional investors and cash on hand. In August 2007, DCP Partners issued 2,380,952 common limited partner units in a private placement, pursuant to a common unit purchase agreement with private owners of MEG or affiliates of such owners, at $42.00 per unit, or approximately $100 million in the aggregate. These units were registered with the SEC in January 2008. As a result of this transaction, the omnibus agreement with DCP Partners was amended to increase the annual fee payable to us by DCP Partners by $2 million for incremental general and administrative expenses. We will continue to operate these assets and these assets will continue to be included in our financial statements, through the consolidation of DCP Partners.

DCP East Texas Holdings, LLC and Discovery Producer Services LLC — In July 2007, we contributed to DCP Partners our 25% limited liability company interest in DCP East Texas Holdings, LLC, or East Texas, our 40% limited liability company interest in Discovery Producer Services LLC, or Discovery, and a derivative instrument, for aggregate consideration of $244 million in cash, including $1 million for net working capital and other adjustments, $27 million in common units and $1 million in general partner equivalent units. We own the remaining 75% limited liability company interest in East Texas, while third parties still own the other 60% limited liability interest in Discovery. DCP Partners financed the cash portion of this transaction with borrowings under its existing credit facility. We will continue to operate East Texas and both of these assets will continue to be included in our financial statements, through the consolidation of DCP Partners.

3. Agreements and Transactions with Affiliates

Spectra Energy

Commodity Transactions — We sell a portion of our residue gas and NGLs to, purchase raw natural gas and other petroleum products from, and provide gathering, transportation and other services to Spectra Energy and their subsidiaries. Management anticipates continuing to purchase and sell commodities and provide services to Spectra Energy in the ordinary course of business.

Included in the condensed consolidated balance sheet in other non-current assets—affiliates as of June 30, 2008 are insurance recovery receivables of $18 million and included in accounts receivable—affiliates as of June 30, 2008 are insurance recovery receivables of approximately $1 million.

During the second quarter of 2008, DCP Partners entered into a propane supply agreement with Spectra Energy. The propane supply agreement, effective May 1, 2008 and terminating April 30, 2014, provides DCP Partners propane supply at their marine terminal for up to approximately 120 million gallons of propane annually. This contract replaces the supply that was previously provided under a contract with a third party that was terminated during the first quarter of 2008.

ConocoPhillips

Long-term NGL Purchases Contract and Transactions — We sell a portion of our residue gas and NGLs to ConocoPhillips and its subsidiaries, including Chevron Phillips Chemical Company LLC, or CP Chem, a 50% equity investment of ConocoPhillips. In addition, we purchase raw natural gas from ConocoPhillips. Under the NGL Output Purchase and Sale Agreements, or the NGL Agreements, with ConocoPhillips and CP Chem, ConocoPhillips and CP Chem have the right to purchase at index-based prices substantially all NGLs produced by our various processing plants located in the Mid-Continent and Permian Basin regions, and the Austin Chalk area, which include approximately 40% of our total NGL production. The NGL Agreements also grant ConocoPhillips and CP Chem the right to purchase at index-based prices certain quantities of NGLs produced at processing plants that are acquired and/or constructed by us in the future in various counties in the Mid-Continent and Permian Basin regions, and the Austin Chalk area. The primary terms of the agreements are effective until January 1, 2015. We anticipate continuing to purchase and sell these commodities and provide these services to ConocoPhillips and CP Chem in the ordinary course of business.

Transactions with other unconsolidated affiliates

We sell a portion of our residue gas and NGLs to, purchase raw natural gas and other petroleum products from, and provide gathering and transportation services to, unconsolidated affiliates. We anticipate continuing to purchase and sell commodities and provide services to unconsolidated affiliates in the ordinary course of business.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

4. Inventories

Inventories were as follows:

June 30, 2008
(millions)
Natural gas held for resale	$63
NGLs	85

Total inventories	$148

5. Fair Value Measurement

Determination of Fair Value

Below is a general description of our valuation methodologies for derivative financial assets and liabilities, as well as short term and restricted investments, which are measured at fair value. Fair values are generally based upon quoted market prices, where available. In the event that listed market prices or quotes are not available, we determine fair value based upon a market quote, adjusted by other market-based or independently sourced market data such as historical commodity volatilities, crude oil future yield curves, and/or counterparty specific considerations. These adjustments result in a fair value for each asset or liability under an “exit price” methodology, in line with how we believe a marketplace participant would value that asset or liability. These adjustments may include amounts to reflect counterparty credit quality, the effect of our own creditworthiness, the time value of money, and/or liquidity of the market.

•

Counterparty credit valuation adjustments are necessary when the market price of an instrument is not indicative of the fair value as a result of the credit quality of the counterparty. Generally, market quotes assume that all counterparties have near zero, or low, default rates and have equal credit quality. Therefore, an adjustment may be necessary to reflect the credit quality of a specific counterparty to determine the fair value of the instrument. We record counterparty credit valuation adjustments on all derivatives that are in a net asset position as of the measurement date in accordance with our established counterparty credit policy, which takes into account any collateral margin that a counterparty may have posted with us.

•

Entity valuation adjustments are necessary to reflect the effect of our own credit quality on the fair value of our net liability position with each counterparty. This adjustment takes into account any credit enhancements, such as collateral margin that we may have posted with a counterparty, as well as any letters of credit that we have provided. The methodology to determine this adjustment is consistent with how we evaluate counterparty credit risk, taking into account our own credit rating, current credit spreads, as well as any change in such spreads since the last measurement date.

•

Liquidity valuation adjustments are necessary when we are not able to observe a recent market price for financial instruments that trade in an inactive (or less active) market, for the fair value to reflect the cost of exiting the position. Exchange traded contracts are valued at market value without making any additional valuation adjustments and, therefore, no liquidity reserve is applied. For contracts other than exchange traded instruments, we mark our positions to the midpoint of the bid/ask spread, and record a liquidity reserve based upon our total net position. We believe that such practice results in the most reliable fair value measurement as viewed by a market participant.

We manage our derivative instruments on a portfolio basis and the valuation adjustments described above are calculated on this basis. We believe that the portfolio level approach represents the highest and best use for these assets as there are benefits inherent in naturally offsetting positions within the portfolio at any given time, and this approach is consistent with how a market participant would view and value the assets. Although we take a portfolio approach to managing these assets/liabilities, in order to reflect the fair value of any one individual contract within the portfolio, we allocate all valuation adjustments down to the contract level; to the extent deemed necessary, based upon the notional contract volume.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe that our valuation methods are appropriate and consistent with other marketplace participants, we recognize that the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. We review our fair value policies on a regular basis, taking into consideration changes in the marketplace and, if necessary, will adjust our policies accordingly. See Note 8, Risk Management and Hedging Activities, Credit Risk and Financial Instruments.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

Valuation Hierarchy

Our fair value measurements are grouped into a three-level valuation hierarchy. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

•	Level 1 — inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

•

Level 2 — inputs include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs are unobservable and considered significant to the fair value measurement.

A financial instrument’s categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used as well as the general classification of such instruments pursuant to the hierarchy.

Commodity Derivative Assets and Liabilities

We enter into a variety of derivative financial instruments, which may include exchange traded instruments (such as New York Mercantile Exchange, or NYMEX, crude oil, or natural gas futures) or over the counter instruments, or OTC instruments, (such as natural gas contracts, crude oil or NGL swaps). The exchange traded instruments are generally executed on the NYMEX exchange with a highly rated broker dealer serving as the clearinghouse for individual transactions.

Our activities expose us to varying degrees of commodity price risk exposure. To mitigate a portion of this risk, and to manage commodity price risk related, primarily, to owned natural gas storage and pipeline assets by engaging in natural gas asset based trading and marketing, we may enter into natural gas and crude oil derivatives to lock in a specific margin when market conditions are favorable. A portion of this may be accomplished through the use of exchange traded derivative contracts. Such instruments are generally classified as Level 1 since the value is equal to the quoted market price of the exchange traded instrument as of our balance sheet date, and no adjustments are required. Depending upon market conditions and our strategy we may enter into exchange traded derivative positions with a significant time horizon to maturity. Although such instruments are exchange traded, market prices may only be readily observable for a portion of the duration of the instrument. In order to calculate the fair value of these instruments, readily observable market information is utilized to the extent that it is available; however, in the event that readily observable market data is not available, we may interpolate based upon observable data. In instances where we utilize an interpolated value, and it is considered significant to the valuation of the contract as a whole, we would classify the instrument within Level 2. In certain limited instances, we may extrapolate based upon the last readily observable data, developing our own expectation of fair value. To the extent that we have utilized extrapolated data, and it is considered significant to the valuation of the contract as a whole, we would classify the instrument within Level 3.

We also engage in the business of trading energy related products and services, which expose us to market variables and commodity price risk. We may enter into physical contracts or financial instruments with the objective of realizing a positive margin from the purchase and sale of these commodity-based instruments. We may enter into derivative instruments for NGLs or other energy related products, primarily using the OTC derivative instrument markets, which may not be as active and liquid as exchange traded instruments. Market quotes for such contracts may only be available for short dated positions (up to six months), and a market itself may not exist beyond such time horizon. Contracts entered into with a relatively short time horizon for which prices are readily observable in the OTC market, are generally classified within Level 2. Contracts with a longer time horizon, for which we internally generate a forward curve to value such instruments, are generally classified within Level 3. The internally generated curve may utilize a variety of assumptions including, but not limited to, historical and future expected correlation of NGL prices to crude oil, the knowledge of expected supply sources coming on line, expected weather trends within certain regions of the United States, and the future expected demand for NGLs.

Each instrument is assigned to a level within the hierarchy at the end of each financial quarter depending upon the extent to which the valuation inputs are observable. Generally, an instrument will move from a higher level within the hierarchy to a lower level as the time to maturity approaches, and as the markets in which the asset trades will likely become more liquid and prices more readily available in the market, thus reducing the need to rely upon our internally developed assumptions. However, the level of a given instrument may change, in either direction, depending upon market conditions and the availability of market observable data.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

Interest Rate Derivative Assets and Liabilities

We have interest rate swap agreements as part of our overall capital strategy. These instruments effectively exchange a portion of our floating rate debt for fixed rate debt or our fixed rate debt for floating rate debt, and are held with major financial institutions, which are expected to fully perform under the terms of our agreements. The swaps are generally priced based upon a United States Treasury instrument with similar characteristics, adjusted by the credit spread between our company and the United States Treasury instrument. Given that a significant portion of the swap value is derived from the credit spread, which may be observed by comparing similar assets in the market, these instruments are classified as Level 2. Default risk on either side of the swap transaction is also considered in the valuation. We record counterparty credit, our entity valuation, as well as liquidity reserves in the valuation of our interest rate swaps; however, these reserves are not considered to be a significant input to the overall valuation.

Short-Term and Restricted Investments

We are required to post collateral to secure the term loan portion of DCP Partners’ credit facility, and may elect to invest a portion of our available cash balances in various financial instruments such as commercial paper, money market instruments and highly rated debt securities that have stated maturities of 20 years or less, which are categorized as available-for-sale securities. The money market instruments are generally priced at acquisition cost, plus accreted interest at the stated rate, which approximates fair value, without any additional adjustments. However, given that there is no observable exchange traded market for identical money market securities, we have classified these instruments within Level 2. Investments in commercial paper and highly rated debt securities are priced using a yield curve for similarly rated instruments, and are classified within Level 2.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

The following table presents the financial instruments carried at fair value as of June 30, 2008, by condensed consolidated balance sheet caption and by valuation hierarchy, as described above:

	Total Carrying Value	Quoted Market Prices in Active Markets (Level 1)	Internal Models With Significant Observable Market Inputs (Level 2)	Internal Models With Significant Unobservable Market Inputs (Level 3)
	(millions)
Current assets:
Commodity derivative instruments (a)	$586	$224	$230	$132
Interest rate instruments (a)	$2	$—	$2	$—
Short-term investments	$1	$—	$1	$—
Available-for-sale securities (b)	$7	$—	$7	$—
Long-term assets:
Commodity derivative instruments (c)	$210	$138	$18	$54
Interest rate instruments (c)	$8	$—	$8	$—
Restricted investments	$221	$—	$221	$—
Current liabilities (d):
Commodity derivative instruments	$(718)	$(115)	$(442)	$(161)
Interest rate instruments	$(7)	$—	$(7)	$—
Long-term liabilities (e):
Commodity derivative instruments	$(375)	$(38)	$(284)	$(53)
Interest rate instruments	$(5)	$—	$(5)	$—

(a)	Included in current unrealized gains on derivative instruments in our condensed consolidated balance sheet.

(b)	Included in cash and cash equivalents in our condensed consolidated balance sheet.

(c)	Included in long-term unrealized gains on derivative instruments in our condensed consolidated balance sheet.

(d)	Included in current unrealized losses on derivative instruments in our condensed consolidated balance sheet.

(e)	Included in long-term unrealized losses on derivative instruments in our condensed consolidated balance sheet.

Changes in Level 3 Fair Value Measurements

The table below illustrates a rollforward of the amounts included in our condensed consolidated balance sheet for derivative financial instruments that we have classified within Level 3. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable factors used in determining the overall fair value of the instrument. Since financial instruments classified as Level 3 typically include a combination of observable components (that is, components that are actively quoted and can be validated to external sources) and unobservable components, the gains and losses in the table below may include changes in fair value due in part to observable market factors, or changes to our assumptions on the unobservable components. Depending upon the information readily observable in the market, and/or the use of unobservable inputs, which are significant to the overall valuation, the classification of any individual financial instrument may differ from one measurement date to the next. In the event that there is a movement to/from the classification of an instrument as Level 3, we have reflected such items in the table below within the “Transfers In/Out of Level 3” caption.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

We manage our overall risk at the portfolio level, and in the execution of our strategy, we may use a combination of financial instruments, which may be classified within any level. Since Level 1 and Level 2 risk management instruments are not included in the rollforward below, the gains or losses in the table do not reflect the effect of our total risk management activities.

	Balance at December 31, 2007	Net Realized and Unrealized Gains (Losses) Included in Earnings	Transfers In/Out of Level 3 (a)	Purchases, Issuances and Settlements, Net	Balance at June 30, 2008
	(millions)
Commodity derivative instruments:
Current assets	$125	$114	$(63)	$(44)	$132
Long-term assets	$21	$33	$—	$—	$54
Current liabilities	$(112)	$(141)	$32	$60	$(161)
Long-term liabilities	$(11)	$(37)	$(5)	$—	$(53)

(a)	Amounts transferred in are reflected at fair value as of the end of the period and amounts transferred out are reflected at fair value at the beginning of the period.

6. Financing

Long-term debt was as follows:

June 30, 2008
(millions)
Debt securities:
Issued August 2000, interest at 7.875% payable semiannually, due August 2010	$800
Issued January 2001, interest at 6.875% payable semiannually, due February 2011	250
Issued October 2005, interest at 5.375% payable semiannually, due October 2015	200
Issued August 2000, interest at 8.125% payable semiannually, due August 2030 (a)	300
Issued October 2006, interest at 6.450% payable semiannually, due November 2036	300
Issued September 2007, interest at 6.750% payable semiannually, due September 2037	450
DCP Partners’ credit facility revolver, weighted-average interest rate of 3.19%, due June 2012 (b)	440
DCP Partners’ credit facility term loan, interest rate of 2.59%, due June 2012	220
Fair value adjustments related to interest rate swap fair value hedges (a)	8
Unamortized discount	(7)

Long-term debt	$2,961

(a)	$100 million of debt has been swapped to a floating rate obligation.

(b)	$425 million of debt has been swapped to a fixed rate obligation with effective fixed rates ranging from 3.97% to 5.19%, for a net effective rate of 5.16% on the $440 million of outstanding debt under the DCP Partners’ revolving credit facility as of June 30, 2008.

Debt Securities — In September 2007, we issued $450 million principal amount of 6.75% Senior Notes due 2037, or the 6.75% Notes, for proceeds of approximately $444 million, net of related offering costs. The 6.75% Notes mature and become due and payable on September 15, 2037. We pay interest semiannually on March 15 and September 15 of each year, and began making payments on March 15, 2008.

The debt securities mature and become payable on the respective due dates, and are not subject to any sinking fund provisions. Interest is payable semiannually. The debt securities are unsecured and are redeemable at our option.

Credit Facilities with Financial Institutions — We have a $450 million revolving credit facility, or the Facility, which is used to support our commercial paper program, and for working capital and other general corporate purposes. Any outstanding borrowings under the Facility at maturity may, at our option, be converted to an unsecured one-year term loan. The Facility may be used for letters of credit. As of June 30, 2008, there were no borrowings outstanding under the Facility. As of June 30, 2008, there was $25 million of commercial paper outstanding, which is included in short-term borrowings in the condensed consolidated balance sheet. As of June 30, 2008, there were approximately $8 million in letters of credit outstanding.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

In April 2008, we amended the Facility to remove the requirement to maintain a debt to total capitalization ratio of less than or equal to 60% and replaced it with the requirement to maintain a consolidated leverage ratio (the ratio of consolidated indebtedness to consolidated EBITDA, in each case as is defined by the Facility) of not more than 5.0 to 1.0, and on a temporary basis for not more than three consecutive quarters following the consummation of asset acquisitions of not more than 5.5 to 1.0.

In April 2008, we entered into a $300 million 364-day credit agreement, which was fully funded in April 2008, matures in April 2009 and is included within short-term borrowings in the condensed consolidated balance sheet. The proceeds were used to partially fund the April 2008 dividend to our parents and bear interest at a rate equal to, at our option and based on our current debt rating, either (1) London Interbank Offered Rate, or LIBOR, plus 0.75% per year or (2) the higher of (a) the Federal Funds Rate in effect on such day plus  1 /2 of 1% or (b) the JP Morgan Chase Bank prime rate per year.

On June 21, 2007, DCP Partners entered into the Amended and Restated Credit Agreement, or DCP Partners’ Credit Agreement, which replaced their existing credit agreement, which consists of a $630 million revolving credit facility and a $220 million term loan facility. At June 30, 2008, DCP Partners had less than $1 million of letters of credit outstanding under the DCP Partners’ Credit Agreement. As of June 30, 2008, the available capacity under the revolving credit facility was approximately $190 million. Outstanding balances under the term loan facility are fully collateralized by investments in high-grade securities, which are classified as restricted investments in the accompanying condensed consolidated balance sheet as of June 30, 2008.

Other Agreements — As of June 30, 2008, DCP Partners had outstanding letters of credit with counterparties to their commodity derivative instruments of $75 million, which reduce the amount of cash DCP Partners may be required to post as collateral. These letters of credit were issued directly by financial institutions and do not reduce the available capacity under DCP Partners’ Credit Agreement.

Other Financing — In March 2008, DCP Partners issued 4,250,000 common limited partner units at $32.44 per unit, and received proceeds of approximately $132 million, net of offering costs.

7. Risk Management and Hedging Activities, Credit Risk and Financial Instruments

The impact of our derivative activity on our financial position is summarized below:

June 30, 2008
(millions)
Commodity derivative instruments:
Net deferred losses in AOCI	$(1)
Interest rate derivative instruments:
Net deferred losses in AOCI	$(8)
Interest rate fair value hedges:
Unrealized gains	$9

For the six months ended June 30, 2008, no derivative gains or losses were reclassified from AOCI to current period earnings as a result of the discontinuance of cash flow hedges related to certain forecasted transactions that are not probable of occurring.

Commodity Price Risk — Our principal operations of gathering, processing, compression, transportation and storage of natural gas, and the accompanying operations of fractionation, transportation, gathering, treating, processing, storage and trading and marketing of NGLs create commodity price risk exposure due to market fluctuations in commodity prices, primarily with respect to the prices of NGLs, natural gas and crude oil. As an owner and operator of natural gas processing and other midstream assets, we have an inherent exposure to market variables and commodity price risk. The amount and type of price risk is dependent on the underlying natural gas contracts entered into to purchase and process raw natural gas. Risk is also dependent on the types and mechanisms for sales of natural gas and NGLs, and related products produced, processed, transported or stored.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

Energy Trading (Market) Risk — Certain of our subsidiaries are engaged in the business of trading energy related products and services, including managing purchase and sales portfolios, storage contracts and facilities, and transportation commitments for products. These energy trading operations are exposed to market variables and commodity price risk with respect to these products and services, and we may enter into physical contracts and financial instruments with the objective of realizing a positive margin from the purchase and sale of commodity-based instruments.

Interest Rate Risk — We enter into debt arrangements that have either fixed or floating rates, therefore we are exposed to market risks related to changes in interest rates. We periodically use interest rate swaps to hedge interest rate risk associated with our debt. Our primary goals include (1) maintaining an appropriate ratio of fixed-rate debt to floating-rate debt; (2) reducing volatility of earnings resulting from interest rate fluctuations; and (3) locking in attractive interest rates based on historical rates.

Credit Risk — Our principal customers range from large, natural gas marketing services to industrial end-users for our natural gas products and services, as well as large multi-national petrochemical and refining companies, to small regional propane distributors for our NGL products and services. Substantially all of our natural gas and NGL sales are made at market-based prices. Approximately 40% of our NGL production is committed to ConocoPhillips and CP Chem under an existing 15-year contract, which expires in 2015. This concentration of credit risk may affect our overall credit risk, in that these customers may be similarly affected by changes in economic, regulatory or other factors. Where exposed to credit risk, we analyze the counterparties’ financial condition prior to entering into an agreement, establish credit limits and monitor the appropriateness of these limits on an ongoing basis. We may use master collateral agreements to mitigate credit exposure. Collateral agreements provide for a counterparty to post cash or letters of credit for exposure in excess of the established threshold. The threshold amount represents an open credit limit, determined in accordance with our credit policy. The collateral agreements also provide that the inability to post collateral is sufficient cause to terminate a contract and liquidate all positions. In addition, our standard gas and NGL sales contracts contain adequate assurance provisions, which allow us to suspend deliveries and cancel agreements, or continue deliveries to the buyer after the buyer provides security for payment in a satisfactory form.

As of June 30, 2008, we held cash deposits of $208 million included in other current liabilities, and $211 million of letters of credit from counterparties, to secure their future performance under financial or physical contracts. We had cash deposits with counterparties of $203 million, of which $39 million was posted by DCP Partners, included in other current assets, to secure our obligations to provide future services or to perform under financial contracts. As of June 30, 2008, DCP Partners also had outstanding letters of credit with counterparties to its commodity derivative instruments of $75 million. These letters of credit reduce the amount of cash DCP Partners may be required to post as collateral. Collateral amounts held or posted may be fixed or may vary, depending on the value of the underlying contracts, and could cover normal purchases and sales, trading and hedging contracts. In many cases, we and our counterparties publicly disclose credit ratings, which may impact the amounts of collateral requirements.

Physical forward contracts and financial derivatives are generally cash settled at the expiration of the contract term. These transactions are generally subject to specific credit provisions within the contracts that would allow the seller, at its discretion, to suspend deliveries, cancel agreements or continue deliveries to the buyer after the buyer provides security for payment satisfactory to the seller.

Commodity Derivative Activity — Our operations of gathering, processing, and transporting natural gas, and the related operations of transporting and marketing of NGL create commodity price risk due to market fluctuations in commodity prices, primarily with respect to the prices of NGL, natural gas and crude oil.

We manage our commodity derivative activities in accordance with our risk management policy, which limits exposure to market risk and requires regular reporting to management of potential financial exposure.

Commodity Cash Flow Protection Activities — DCP Partners uses NGL, natural gas and crude oil swaps to mitigate the risk of market fluctuations in the price of NGL, natural gas and condensate. We use the mark-to-market method of accounting for all commodity derivative instruments. As a result, the remaining net loss deferred in AOCI will be reclassified to sales of natural gas and petroleum products through December 2011, as the hedged transactions impact earnings. As of June 30, 2008, deferred net losses of less than $1 million are expected to be reclassified into earnings during the next 12 months. The changes in fair value of these financial derivatives are included in earnings. The agreements are with major financial institutions, which are expected to fully perform under the terms of the agreements.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

As of June 30, 2008, DCP Partners has mitigated a portion of their expected natural gas, NGL and condensate commodity price risk associated with the equity volumes from their gathering and processing operations through 2013 with natural gas, NGL and crude oil derivatives.

Commodity Fair Value Hedges — Historically, we used fair value hedges to mitigate risk to changes in the fair value of an asset or a liability (or an identified portion thereof) that is attributable to fixed price risk. We may hedge producer price locks (fixed price gas purchases) and market locks (fixed price gas sales) to reduce our cash flow exposure to fixed price risk via swapping the fixed price risk for a floating price position (New York Mercantile Exchange or index based).

Normal Purchases and Normal Sales — If a contract qualifies and is designated as a normal purchase or normal sale, no recognition of the contract’s fair value in the consolidated financial statements is required until the associated delivery period impacts earnings. We have applied this accounting election for contracts involving the purchase or sale of physical natural gas, propane or NGLs in future periods.

Commodity Derivatives — Trading and Marketing — Our trading and marketing program is designed to realize margins related to fluctuations in commodity prices and basis differentials, and to maximize the value of certain storage and transportation assets. Certain of our subsidiaries are engaged in the business of trading energy related products and services including managing purchase and sales portfolios, storage contracts and facilities, and transportation commitments for products. These energy trading operations are exposed to market variables and commodity price risk with respect to these products and services, and may enter into physical contracts and financial instruments with the objective of realizing a positive margin from the purchase and sale of commodity-based instruments. We manage our trading and marketing portfolio with strict policies, which limit exposure to market risk, and require daily reporting to management of potential financial exposure. These policies include statistical risk tolerance limits using historical price movements to calculate daily value at risk.

Interest Rate Cash Flow Hedges — DCP Partners mitigates a portion of their interest rate risk with interest rate swaps, which reduce the exposure to market rate fluctuations by converting variable interest rates to fixed interest rates. These interest rate swaps convert the interest rate associated with an aggregate of $425 million of the variable rate exposure to a fixed rate obligation. All interest rate swap agreements have been designated as cash flow hedges, and effectiveness is determined by matching the principal balance and terms with that of the specified obligation. The effective portions of changes in fair value are recognized in AOCI in the condensed consolidated balance sheet. As of June 30, 2008, $2 million of deferred net losses on derivative instruments in AOCI are expected to be reclassified into earnings during the next 12 months as the hedged transactions impact earnings however, due to the volatility of the interest rate markets, the corresponding value in AOCI is subject to change prior to its reclassification into earnings. Ineffective portions of changes in fair value are recognized in earnings. The agreements reprice prospectively approximately every 90 days. Under the terms of the interest rate swap agreements, we pay fixed rates ranging from 3.97% to 5.19% and receive interest payments based on the three-month LIBOR. The differences to be paid or received under the interest rate swap agreements are recognized as an adjustment to interest expense. The agreements are with major financial institutions, which are expected to fully perform under the terms of the agreements.

Interest Rate Fair Value Hedges — We have entered into interest rate swaps to convert $100 million of fixed-rate debt securities issued in August 2000 to floating rate debt. These interest rate fair value hedges are at a floating rate based on six-month LIBOR, which is re-priced semiannually through 2030. The swaps meet conditions that permit the assumption of no ineffectiveness. As such, for the life of the swaps no ineffectiveness will be recognized.

8. Commitments and Contingent Liabilities

Litigation — The midstream industry has seen a number of class action lawsuits involving royalty disputes, mismeasurement and mispayment allegations. Although the industry has seen these types of cases before, they were typically brought by a single plaintiff or small group of plaintiffs. A number of these cases are now being brought as class actions. We are currently named as defendants in some of these cases. Management believes we have meritorious defenses to these cases and, therefore, will continue to defend them vigorously. These class actions, however, can be costly and time consuming to defend. We are also a party to various legal, administrative and regulatory proceedings that have arisen in the ordinary course of our business.

In March 2008, after receiving regulatory approval, we finalized settlement of a lawsuit alleging migration of acid gas from a storage formation into a third party producing formation. We obtained the land and the rights to the producing formation. This matter did not have a material adverse effect upon our consolidated financial position.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

In December 2006, El Paso E&P Company, L.P., or El Paso, filed a lawsuit against one of our subsidiaries, DCP Assets Holding, LP and an affiliate of DCP Midstream GP, LP, in District Court, Harris County, Texas. The litigation stems from an ongoing commercial dispute involving DCP Partners’ Minden processing plant that dates back to August 2000. El Paso claims damages, including interest, in the amount of $6 million in the litigation, the bulk of which stems from audit claims under our commercial contract. It is not possible to predict whether we will incur any liability or to estimate the damages, if any, we might incur in connection with this matter.

Management currently believes that these matters, taken as a whole, and after consideration of amounts accrued, insurance coverage and other indemnification arrangements, will not have a material adverse effect upon our financial position.

General Insurance — Midstream’s insurance coverage is carried with an affiliate of ConocoPhillips and third party insurers. Midstream’s insurance coverage includes: (1) general liability insurance covering third party exposures; (2) statutory workers’ compensation insurance; (3) automobile liability insurance for all owned, non-owned and hired vehicles; (4) excess liability insurance above the established primary limits for general liability and automobile liability insurance; (5) property insurance, which covers the replacement value of all real and personal property and includes business interruption/extra expense; and (6) directors and officers insurance covering our directors and officers for acts related to our business activities. All coverage is subject to certain limits and deductibles, the terms and conditions of which are common for companies with similar types of operations.

Environmental — The operation of pipelines, plants and other facilities for gathering, transporting, processing, treating, or storing natural gas, NGLs and other products is subject to stringent and complex laws and regulations pertaining to health, safety and the environment. As an owner or operator of these facilities, we must comply with United States laws and regulations at the federal, state and local levels that relate to air and water quality, hazardous and solid waste management and disposal, and other environmental matters. The cost of planning, designing, constructing and operating pipelines, plants, and other facilities must incorporate compliance with environmental laws and regulations and safety standards. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and potentially criminal enforcement measures, including citizen suits, which can include the assessment of monetary penalties, the imposition of remedial requirements, the issuance of injunctions or restrictions on operation. Management believes that, based on currently known information, compliance with these laws and regulations will not have a material adverse effect on our consolidated financial position.

On July 20, 2006, the State of New Mexico Environment Department issued Compliance Orders to us that list air quality violations during the past five years at three of our owned or operated facilities in New Mexico. The orders allege a number of violations related to excess emissions beginning January 2001, and further require us to install flares for smokeless operations and to use the flares only for emergency purposes. On April 17, 2008, we signed a settlement agreement with the New Mexico Environment Department that resolved all alleged violations through the date of the settlement agreement. Under the terms of the settlement agreement, we paid approximately $2 million in civil penalties and agreed to fund $59 million in facility upgrades at three of our gas plants through April 2011.

9. Guarantees and Indemnifications

We periodically enter into agreements for the acquisition or divestiture of assets. These agreements contain indemnification provisions that may provide indemnity for environmental, tax, employment, outstanding litigation, breaches of representations, warranties and covenants, or other liabilities related to the assets being acquired or divested. Claims may be made by third parties under these indemnification agreements for various periods of time depending on the nature of the claim. The effective periods on these indemnification provisions generally have terms of one to five years, although some are longer. Our maximum potential exposure under these indemnification agreements can vary depending on the nature of the claim and the particular transaction. We are unable to estimate the total maximum potential amount of future payments under indemnification agreements due to several factors, including uncertainty as to whether claims will be made under these indemnities.

10. Subsequent Events

On July 24, 2008, the board of directors of DCP Partners’ general partner declared a quarterly distribution of $0.60 per unit, payable on August 14, 2008 to unitholders of record on August 7, 2008.

In July 2008, we issued $200 million of guarantees to certain counterparties to DCP Partners’ commodity derivative instruments, to reduce DCP Partners’ collateral requirements. DCP Partners pays us a fee of 0.5% per annum on guarantees outstanding.

DCP MIDSTREAM, LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET — Continued

AS OF JUNE 30, 2008

During the third quarter of 2008, DCP Partners announced plans to invest approximately $150 million over a multi-year period to construct a gathering pipeline to support their Colorado system, located in the Collbran Valley area of the Piceance Basin in western Colorado.

During the third quarter of 2008, we announced plans, along with DCP Midstream Partners, to invest approximately $56 million in East Texas to construct a gathering pipeline to support the East Texas system.

During the third quarter of 2008, DCP Partners announced plans, along with M2 Midstream, LLC, an unaffiliated entity, to pursue development of a natural gas pipeline in northern Louisiana.